EXHIBIT 99.2

VOX ROYALTY CORP.

Report of Voting Results

This report is being filed pursuant to section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations and discloses the voting results for each matter voted upon at the annual general meeting of shareholders of Vox Royalty Corp. (the “Company”) held on May 30, 2024 (the “Meeting”). The total number of shares voted was 27,857,358 or 55.552% of the total issued and outstanding shares of the Company.

Description of Matter	Outcome of Vote
Resolution to elect directors, as proposed in the management information circular for the Meeting.

Each of the five nominees was elected to hold office until the next annual meeting of the shareholders or until his or her successor is elected or appointed. The report on ballot confirmed shareholders voted as follows:

	Nominee	Votes For	% For	Votes Withheld	% Withheld
	Kyle Floyd	23,474,503	89.866%	2,647,040	10.134%
	Rob Sckalor	25,979,416	99.456%	142,127	0.544%
	Alastair McIntyre	25,975,266	99.440%	146,277	0.560%
	Donovan Pollitt	25,979,026	99.454%	142,517	0.546%
	Shannon McCrae	25,980,016	99.458%	141,527	0.542%

Resolution to appoint auditors and to authorize the directors to fix the remuneration thereof, as proposed in the management information circular for the Meeting.

Ernst & Young LLP was appointed auditor of the Company until the Company’s next annual meeting and the directors were authorized to fix the auditor’s remuneration. The report on ballot confirmed shareholders voted as follows: “for” 27,814,225 (99.845%) and “withheld” 43,133 (0.155%).

Dated as of the 30th day of May 2024.

Vox Royalty Corp.

/s/ Pascal Attard
Name: Pascal Attard
Title: Chief Financial Officer